UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 1-12203

Ingram Micro 401(k) Investment Savings Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Ingram Micro Inc.

1600 E. St. Andrew Place

Santa Ana, CA 92705

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Page
Form 11-K Signature	3
Financial Statements and Supplemental Schedule as of December 31, 2011 and 2010 and for the Year Ended December 31, 2011	4-21
Consent of Independent Registered Public Accounting Firm	22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ingram Micro Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

By:	/s/ Lynn Jolliffe
Name: Lynn Jolliffe
Executive Vice President, Human Resources

June 18, 2012

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Financial Statements

and

Supplemental Schedule

As of December 31, 2011 and 2010 and

for the Year Ended December 31, 2011

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Note:

Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee

Ingram Micro 401(k) Investment Savings Plan

Santa Ana, California

We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP

Costa Mesa, California

June 18, 2012

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments, at fair value	$185,058,988	$182,486,329
Notes receivable from participants	7,166,639	6,534,754

Total assets	192,225,627	189,021,083

Liabilities
Accrued administrative expenses	36,153	12,223

Total liabilities	36,153	12,223

Net assets reflecting investments at fair value	192,189,474	189,008,860
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common/collective trust)	(583,161)	(214,682)

Net assets available for plan benefits	$191,606,313	$188,794,178

See accompanying notes to financial statements.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Statement of Changes in Net

Assets Available for Plan Benefits

For the Year Ended December 31, 2011

Year Ended December 31, 2011
Changes in net assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$3,464,762
Participant contributions	13,486,310
Participant rollovers	422,099

Total contributions	17,373,171

Net investment income (loss):	4,128,708
Dividends and interest
Net depreciation in fair value of registered investment companies	(7,890,265)
Net depreciation in fair value of common stock	(204,675)

Total net investment loss	(3,966,232)

Interest income on notes receivable from participants	327,275
Benefits paid to participants	(10,788,291)
Administrative expenses	(133,788)

Net increase	2,812,135
Net assets available for plan benefits - beginning of year	188,794,178

Net assets available for plan benefits - end of year	$191,606,313

See accompanying notes to financial statements.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all of the employees of Ingram Micro Inc. (the Company or Plan Sponsor) who are maintained on the United States payroll, with the exception of those noted in Eligibility below. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan. Hewitt EnnisKnupp acts as the investment consultant to the Plan.

Eligibility – Employees maintained on the United States payroll with the exception of those who are leased, employed under a collective bargaining agreement, nonresident aliens with no United States sourced income, or employees who reside and work in a United States territory (including, but not limited to, the Commonwealth of Puerto Rico) are eligible to enter the Plan following the completion of their first hour of credited service with the Company.

Contributions – Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50% of eligible compensation for non-highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS). Participants who become age 50 or older, on or before the end of the calendar year, are eligible to make additional catch-up contributions of up to the lesser of 25% of eligible compensation or a fixed amount determined annually by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company shall determine, in its absolute discretion, whether matching contributions shall be made for any particular period of time. The Company is not required to make matching contributions for any period of time. Effective with contributions made on or after February 4, 2011, the Company’s matching contribution was restored to 50% of the participant’s pre-tax and/or after-tax contributions up to the first 5 percent of eligible compensation. Prior to this date, the Company’s matching contribution had been 25% of the participant’s pre-tax and/or after-tax contributions up to the first 5% of eligible compensation.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN (Continued)

participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Notes Receivable from Participants – Notes receivable from participants consist of participant loans that are secured by the balance in the participant’s account. Participants may borrow a minimum of $1,000 and up to a maximum of the amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding one year period or 50% of their vested account balance, excluding any balance invested in the self-directed brokerage link account. The loans bear interest at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than two loans outstanding at any one time. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 4.25% to 10.50% and mature on various dates through 2026.

Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. If notes receivable from participants are deemed to be uncollectible, they are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.

Brokerage Link Investment Accounts – No more than 50% of a participant’s account balance may be invested in the brokerage link investment account, which is a self-directed brokerage account that allows Plan participants to invest in various mutual funds not otherwise offered through the Plan. Participation in the self-directed brokerage account shall be subject to such terms and conditions as may be established from time to time by the Plan Administrator, which may include specific enrollment procedures, commission and fee schedules, and restrictions on loans and withdrawals.

Vesting – Participants are immediately 100% vested in their contributions and the associated net earnings. Vesting in the Company’s matching contribution is based on the participant’s years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Payment of Benefits – Upon termination of service, a participant with vested benefits of over $5,000 may elect to defer distribution or receive a lump sum payment or direct rollover equal to the vested share of the participant’s account. A participant with vested benefits of less that $5,000 but greater than $1,000 must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be transferred to an individual retirement account. A participant with vested benefits of $1,000 or less must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be distributed in a lump sum payment. Benefits may be distributed upon termination of service for any reason, including disability or death. The Plan allows participants to take in-service withdrawals after reaching age 59 1/2. In-service withdrawals may also be taken at any time from pre-tax rollovers, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59 1/2.

Forfeitures – Forfeitures of nonvested Plan assets are used to restore previously forfeited benefits of rehired participants or reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $38,026 and $64,829 at December 31, 2011 and 2010, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $150,000 for the year ended December 31, 2011.

Administrative Expenses – All reasonable expenses necessary to operate and administer the Plan may be deducted from the net assets available for plan benefits or at the election of the Company be paid directly by the Company. For the year ended December 31, 2011, the trust paid $133,788 in administrative expenses, which included expenses deducted pro rata from participant accounts for general administration services and expenses deducted directly from individual participant accounts for loan fees, qualified domestic relations orders and other participant-directed services. All other administrative expenses were paid by the Company and were not material to the financial statements taken as a whole.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Accounting – The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses are recorded as incurred. Benefits are reported when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio II Fund, which is a common collective trust as defined in Note 3. The Statements of Net

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Assets Available for Plan Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties – The fair value of the Plan’s investment in Ingram Micro Inc. Common Stock amounted to $4,155,167 and $4,648,463 as of December 31, 2011 and 2010, respectively. Such investments represented 2.17% and 2.46% of the Plan’s total net assets available for Plan benefits as of December 31, 2011 and 2010, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the Ingram Micro Inc. Form 10-K for the year ended December 31, 2011 and the Form 10-Q for the quarter ended March 31, 2012.

The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk and uncertainty related to changes in the value associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Recent Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06) to require expanded disclosures regarding activity in level 3 fair value measurements. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010. The Plan adopted ASU 2010-06 during the year ended December 31, 2011. The adoption of ASU 2010-06 did not have an impact on the Statements of Net Assets Available for Plan Benefits or presentation of disclosures.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820): Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements as defined in Note 3. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable and, either directly or indirectly corroborated by market data, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks: Valued at the quoted closing market price.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common/Collective Trust: Valued based on the contractual terms of the underlying guaranteed investment contracts. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund’s closing NAV, which is calculated by Fidelity Management Trust Company.

Brokerage Link Investment Accounts: Valued at the quoted closing market price of the securities held in the accounts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2011, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.

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INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010:

	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	December 31, 2011 Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$4,153,955	$—	$—	$4,153,955
Cash	1,212	—	—	1,212

Total common stocks	4,155,167	—	—	4,155,167

Registered investment companies
Index funds (1)	22,539,882	—	—	22,539,882
Balance funds (2)	31,386,636	—	—	31,386,636
Growth funds (3)	38,972,963	—	—	38,972,963
Value funds (4)	32,591,394	—	—	32,591,394
International funds (5)	14,426,675	—	—	14,426,675
Fixed income funds (6)	16,717,457	—	—	16,717,457

Total registered investment companies	156,635,007	—	—	156,635,007

Common/collective trusts (7)	—	24,001,706	—	24,001,706

Brokerage link investment accounts	267,108	—	—	267,108

Total investments at fair value	$161,057,282	$24,001,706	$—	$185,058,988

	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	December 31, 2010 Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$4,647,226	$—	$—	$4,647,226
Cash	1,237	—	—	1,237

Total common stocks	4,648,463	—	—	4,648,463

Registered investment companies
Index funds (1)	21,117,415	—	—	21,117,415
Balance funds (2)	29,439,225	—	—	29,439,225
Growth funds (3)	40,177,391	—	—	40,177,391
Value funds (4)	33,683,730	—	—	33,683,730
International funds (5)	16,548,891	—	—	16,548,891
Fixed income funds (6)	15,129,362	—	—	15,129,362

Total registered investment companies	156,096,014	—	—	156,096,014

Common/collective trusts (7)	—	21,741,852	—	21,741,852

Total investments at fair value	$160,744,477	$21,741,852	$—	$182,486,329

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INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)

(1)	These funds seek to track the performances of the S&P 500 and the MSCI Small Cap Growth Indexes.

(2)	These diversified funds invest in a balance of equity and fixed income securities, either directly or through other mutual funds.

(3)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These diversified funds employ a fundamentally-based investment approach focused on companies headquartered outside of the United States.

(6)	These diversified funds may invest in various types of fixed income securities including government bonds, corporate bonds, mortgage-backed bonds, foreign bonds and cash equivalents.

(7)	These diversified funds employ a fundamentally-based investment approach focused on the preservation of capital, as well as the provision of a competitive level of income over time consistent with the preservation of capital.

NOTE 4 — INVESTMENT ELECTIONS

The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages concurrent with their pay frequency, except for certain highly compensated associates who also participate in the Company’s non-qualified deferred compensation plan. Participants may effect changes to their future deferral investment elections concurrent with their pay frequency.

NOTE 5 — INVESTMENTS

The following table presents the fair value of investments. Investments representing greater than 5% of the Plan’s net assets as of December 31, 2011 and 2010 are separately identified as follows:

		December 31,
		2011		2010
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:
American Funds Group	Growth Fund of America, 910,514 and 907,544 units, respectively	$25,967,858		$27,398,753
Massachusetts Financial Services Co.	MFS Value Fund, 979,277 and 985,822 units, respectively	21,916,223		22,487,978
Fidelity Management Trust Co.	Diversified International Fund, 0 and 548,885 units, respectively	—	*	16,548,891

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INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 5 — INVESTMENTS (Continued)

		December 31,
		2011		2010
Fidelity Management Trust Co.	Diversified International K Fund, 566,196 and 0 units, respectively	14,426,675		—	*
Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 0 and 340,893 units, respectively	—	*	15,162,930
Fidelity Management Trust Co.	Spartan U.S. Equity Index Inst Fund, 362,910 and 0 units, respectively	16,149,500		—	*
PIMCO Funds	PIMCO Total Return Fund, 1,537,945 and 1,394,411 units, respectively	16,717,457		15,129,362
Artisan Funds, Inc.	Mid Cap Fund, 394,932 and 379,977 units, respectively	13,005,105		12,778,638
Artisan Funds, Inc.	Small Cap Value Fund, 715,494 and 664,435 units, respectively	10,675,172		11,195,737
Other – Registered Investment Companies (individually less than 5% of net Plan assets)		38,044,125		35,393,725
Total Registered Investment Companies		156,902,115		156,096,014
Common Stock:
Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 228,365 and 243,438 shares, respectively	4,155,167	*	4,648,463	*

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		161,057,282		160,744,477

Investments Valued at Estimated Fair Value:
Common and Collective Trusts:
Fidelity Management Trust Co.	Managed Income Portfolio II Fund, 23,418,545 and 21,525,022 units, respectively	24,001,706		21,739,686
Fidelity Management Trust Co.	Managed Income Portfolio Fund, 0 and 2,148 units, respectively	—	*	2,166	*
Total Investments Valued at Estimated Fair Value		24,001,706		21,741,852

Total Investments		$185,058,988		$182,486,329

*	Less than 5% of Plan Net Assets

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 5 — INVESTMENTS (Continued)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $8,094,940 as follows:

Net Change in Fair Value:

Registered Investment Companies	$(7,890,265)
Ingram Micro Inc. Common Stock	(204,675)

Net Depreciation in Fair Value of Investments	$(8,094,940)

NOTE 6 — EMPLOYER STOCK

No more than 25% of new contributions to a participant’s account may be invested in Ingram Micro Inc. Common Stock (the Ingram Micro Stock Fund). Participants are not permitted to transfer assets into the Ingram Micro Stock Fund from any other investment option to the extent that such transfer would cause the percentage of the participant’s account invested in the Ingram Micro Stock Fund to exceed 25%. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other investment options without limitation. Participants who are subject to Rule 16b-3 of the Securities and Exchange Commission or who are designated by the Company as a window group person may only be permitted to transfer funds into or out of the Ingram Micro Stock Fund during special open window periods established by the Company.

NOTE 7 — PARTY-IN-INTEREST

Certain Plan investments are managed by Fidelity. Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Direct fees paid by the Plan to Fidelity for the year ended December 31, 2011 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.’s Common Stock. These transactions also qualify as party-in-interest transactions.

NOTE 8 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each affected participant receives 100% of his or her account balance as of the date of the termination.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 9 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated September 23, 2008. The letter expires on January 31, 2013. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2008.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for Plan benefits per the financial statements	$191,606,313	$188,794,178
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust)	583,161	214,682

Net assets available for Plan benefits per the Form 5500	$192,189,474	$189,008,860

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year ended December 31, 2011
Net increase in net assets available for Plan benefits per the financial statements	$2,812,135
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2011	583,161
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2010	(214,682)

Total net increase per the Form 5500	$3,180,614

NOTE 11 — SUBSEQUENT EVENTS

Effective January 19, 2012, the Growth Fund of America investment option was replaced by the Mainstay Large Cap Growth Fund Class R1.

Effective March 17, 2012, the Fidelity Freedom K 2055 Fund was added to the list of investment options offered by the Plan.

INGRAM MICRO 401(k)

INVESTMENT SAVINGS PLAN

Schedule I: Form 5500 – Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 EIN: 62-1644402 Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	Registered Investment Companies
	American Funds Group	Growth Fund of America, 910,514 units		$25,967,858
	Artisan Funds, Inc.	Small Cap Value Fund, 715,494 units		10,675,172
	Artisan Funds, Inc.	Mid Cap Fund, 394,932 units		13,005,105
	Dodge and Cox	Balanced Fund, 59,895 units		4,039,890
	BrokerageLink	BrokerageLink Fund		267,108
	Massachusetts Financial Services Co.	MFS Value Fund, 979,277 units		21,916,223
*	Fidelity Management Trust Company	Diversified International K Fund, 566,196 units		14,426,675
*	Fidelity Management Trust Company	Freedom K 2005 Fund, 29,407 units		352,292
*	Fidelity Management Trust Company	Freedom K 2010 Fund, 80,117 units		969,420
*	Fidelity Management Trust Company	Freedom K 2015 Fund, 125,857 units		1,526,639
*	Fidelity Management Trust Company	Freedom K 2020 Fund, 528,723 units		6,572,029
*	Fidelity Management Trust Company	Freedom K 2025 Fund, 190,656 units		2,371,757
*	Fidelity Management Trust Company	Freedom K 2030 Fund, 538,035 units		6,746,956
*	Fidelity Management Trust Company	Freedom K 2035 Fund, 247,343 units		3,099,202
*	Fidelity Management Trust Company	Freedom K 2040 Fund, 250,791 units		3,152,438
*	Fidelity Management Trust Company	Freedom K 2045 Fund, 47,584 units		602,408
*	Fidelity Management Trust Company	Freedom K 2050 Fund, 48,187 units		609,568
*	Fidelity Management Trust Company	Freedom K Income Fund, 118,941 units		1,344,037
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Inst Fund, 362,910 units		16,149,500
	PIMCO Funds	PIMCO Total Return Fund, 1,537,945 units		16,717,457
	The Vanguard Group	Vanguard Small Cap Growth Index Fund, 296,813 units		6,390,381

	Total Registered Investment Companies			156,902,115

	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio II Fund, 23,418,545 units		24,001,706
	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 228,365 shares		4,155,167

	Total Investments			185,058,988

*	Notes Receivable from Participants	Loans with maturities through 2026 and interest rates ranging from 4.25% to 10.50%		7,166,639

	Total Assets			$192,225,627

*	These investments represent parties-in-interest to the Plan.
**	Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee

Ingram Micro 401(k) Investment Savings Plan

Santa Ana, California

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (333-43447 and 333-161976) of our report dated June 18, 2012, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan which appears in this Form 11-K.

/s/ BDO USA, LLP

BDO USA, LLP

Costa Mesa, California

June 18, 2012